UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D−9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 14)

Augusta Resource Corporation
(Name of Subject Company)

Augusta Resource Corporation
(Name of Person Filing Statement)

Common Shares, no par value
(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014, Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014, Amendment No. 8 to the Schedule 14D-9 filed on May 5, 2014, Amendment No. 9 to the Schedule 14D-9 filed on May 23, 2014, Amendment No. 10 to the Schedule 14D-9 filed on May 27, 2014, Amendment No. 11 to the Schedule 14D-9 filed on June 24, 2014, Amendment No. 12 to the Schedule 14D-9 filed on June 25, 2014 and Amendment No. 13 to the Schedule 14D-9 filed on July 2, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 14 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 14 is being filed by Augusta in connection with the revised tender offer  (the “Revised Offer”) by HudBay Minerals Inc. (“HudBay”) which was made on July 2, 2014 pursuant to the terms and conditions of the Support Agreement dated June 23, 2014, between Augusta and HudBay.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by the following:

HudBay and Augusta have entered into a loan agreement (the “Loan Agreement”) pursuant to which HudBay has agreed to provide an unsecured loan facility in the maximum aggregate amount of C$40 million to Augusta and its wholly-owned subsidiary Augusta Resource (US) Corporation.  Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly. Advances under the Loan Agreement are subject to customary conditions in the circumstances, including the change to the Board of Directors of Augusta described below and there being no event of default with respect to either borrower.  The loan is intended to provide short-term working capital amounts to Augusta and Augusta Resource (US) Corporation.

The Loan Agreement is filed as Exhibit (a)(32) hereto.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented by the following:

On July 17, 2014, Augusta and HudBay issued a joint press release announcing that HudBay is extending the Revised Offer until 5:00 p.m. (Toronto time) on July 29, 2014 (the “Expiry Time”) to enable Augusta shareholders who have not yet tendered their Augusta Shares to accept the Revised Offer. The extension constitutes a “subsequent offering period” under U.S. securities laws. The same form and amount of consideration is being offered to shareholders depositing common shares of Augusta (the “Common Shares”) during this period as was offered to shareholders during the initial offering period.

The joint press release is filed as Exhibit (a)(33) hereto and is incorporated by reference herein.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by the following:

On July 17, 2014, Augusta and HudBay issued a joint press release announcing that HudBay had taken up 116,233,761 common shares of Augusta (the “Common Shares”) that were validly deposited under HudBay’s offer to acquire all of the outstanding Augusta Shares not already owned by HudBay or its affiliates for consideration per Common Share of 0.315 of a common share of HudBay and 0.17 of a warrant to acquire a common share of Hudbay (the “Revised Offer”).  The Common Shares taken up under the Revised Offer, together with those already owned by HudBay, represent approximately 92% of the issued and outstanding Common Shares.

All of the conditions to the Revised Offer have been satisfied (including that Augusta’s shareholder rights plan be terminated) and the initial offering period, which was extended until July 16, 2014, is now closed.  HudBay has taken up all Common Shares that were validly deposited under the Revised Offer and not properly withdrawn prior to 5:00 p.m. (Toronto time) on July 16, 2014.

It is anticipated that members of HudBay's current management team will assume management positions with Augusta and replace Augusta's current senior management team and certain members of the Board of Directors of Augusta will be replaced by nominees of HudBay. In particular, David S. Bryson, Alan T. C. Hair, Patrick Donnelly and Patrick Merrin will be appointed to the Board of Directors of Augusta, joining current directors Lenard F. Boggio, Timothy Baker and W. Durand Eppler. Gilmour Clausen, Christopher M. H. Jennings, Robert P. Pirooz, Robert P. Wares and Richard W. Warke will resign from the Board of Directors of Augusta.

The joint press release is filed as Exhibit (a)(33) hereto and is incorporated by reference herein.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(32)	Loan Agreement, dated July 17, 2014, by and among HudBay Minerals Inc., Augusta Resource Corporation and Augusta Resource (US) Corporation
(a)(33)	Joint News Release, dated July 17, 2014, of Augusta Resource Corporation and HudBay Minerals Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: July 17, 2014	By:	/s/ Gilmour Clausen
Name: Gilmour Clausen
Title: President and Chief Executive Officer